CLECO CORPORATE HOLDINGS LLC	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges (Unaudited)
	SUCCESSOR			PREDECESSOR
(THOUSANDS, EXCEPT RATIOS)	FOR THE SIX MONTHS ENDED JUNE 30, 2017		APR. 13, 2016 - DEC. 31, 2016	JAN. 1, 2016 - APR. 12, 2016	FOR THE TWELVE MONTHS ENDED DEC. 31, 2015		FOR THE TWELVE MONTHS ENDED DEC. 31, 2014		FOR THE TWELVE MONTHS ENDED DEC. 31, 2013
Net income (loss)	$31,736		$(24,113)	$(3,960)	$133,669		$154,739		$160,685
Income tax expense (benefit)	19,327		(22,822)	3,468	77,704		67,116		79,575
Undistributed equity loss from investees	—		—	—	7		—		—
Amortization of capitalized interest	—		—	—	—		77		308
Total fixed charges (from below)	63,272		91,338	22,547	79,795		76,163		86,680
Total earnings	$114,335		$44,403	$22,055	$291,175		$298,095		$327,248
Fixed charges
Interest	$59,480		$87,315	$21,491	$75,535		$71,959		$81,173
Amortization of debt expense, premium, net	3,487		3,537	839	3,342		3,227		4,397
Portion of rentals representative of an interest factor**	267		362	146	572		489		488
Interest of capitalized lease	38		124	71	346		488		622
Total fixed charges	$63,272		$91,338	$22,547	$79,795		$76,163		$86,680
Ratio of earnings to fixed charges	1.81	x	*	*	3.65	x	3.91	x	3.78	x
*Earnings were inadequate to cover fixed charges.
**Interest portion of rental expense is estimated to equal 11% of such expense, which is considered a reasonable approximation of the interest factor.